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                              May 5, 2022

       Nathan Berman
       Principal Accounting Officer
       PANACEA LIFE SCIENCES HOLDINGS, INC.
       5910 S University Blvd, C18-193
       Greenwood Village, CO 80121

                                                        Re: PANACEA LIFE
SCIENCES HOLDINGS, INC.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            File No. 001-38190

       Dear Mr. Berman:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Item 9A. Controls and Procedures, page 28

   1. You indicate that your Chief Executive Officer (principal executive officer) who is presently also serving
as your principal financial officer, has conducted an evaluation of the design and
effectiveness of your disclosure controls and procedures. However, we note that you have
included in Exhibit 31.1 a Section 302 Certification of Principal
                                                        Financial Officer from
Nathan Berman. Please address this apparent inconsistency.
   2. In accordance with Item 308 of Regulation S-K, please amend your filing to provide management's annual
report on internal control over financial reporting. Ensure you include a statement of
management's responsibility for establishing and maintaining adequate internal
control over financial reporting for the registrant. Also, include management's assessment
of the effectiveness of the registrant's internal control over financial reporting as
of the end of the registrant's most recent fiscal year, including a statement as to whether
or not internal control over financial reporting is effective. Refer to Item 308(a)(1) and
(3) of Regulation S-K.
 Nathan Berman
PANACEA LIFE SCIENCES HOLDINGS, INC.
May 5, 2022
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeanne Baker at 202-551-3691or Terence O'Brien at 202-551-3355 with any questions.



FirstName LastNameNathan Berman            Sincerely,
Comapany NamePANACEA LIFE SCIENCES HOLDINGS, INC.
                                           Division of Corporation Finance
May 5, 2022 Page 2                         Office of Life Sciences
FirstName LastName